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  News Release        -------------       ---------------     ------------
                        Discipline          Opportunity         Strategy

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                       CANADIAN NATURAL RESOURCES LIMITED
                               ANNOUNCES DIVIDEND
          CALGARY, ALBERTA - NOVEMBER 1, 2007 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.085 (eight and one half cents) per common share. The dividend will be payable January 1, 2008 to shareholders of record at the close of business on December 14, 2007.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


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For further information, please contact:

                          CANADIAN NATURAL RESOURCES LIMITED
                             2500, 855 - 2nd Street S.W.
                                   Calgary, Alberta
                                       T2P 4J8
TELEPHONE: (403) 514-7777            ALLAN P. MARKIN                    DOUGLAS A. PROLL
                                            Chairman         Chief Financial Officer and
FACSIMILE: (403) 514-7888                                 Senior Vice-President, Finance
EMAIL:     ir@cnrl.com              JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                Vice-Chairman                     COREY B. BIEBER
                                                                         Vice-President,
TRADING SYMBOL - CNQ                   STEVE W. LAUT        Finance & Investor Relations
Toronto Stock Exchange                 President and
New York Stock Exchange      Chief Operating Officer
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Certain  information  regarding  the Company  contained  herein may  constitute forward-looking  statements under  applicable  securities laws. Such statements are subject to known or unknown risks and  uncertainties  that may cause actual results  to  differ  materially  from  those  anticipated  or  implied  in  the forward-looking statements.